Exhibit 99.1

Luxfer Holdings Announces 2018 Third Quarter Financial Results

Strong broad-based revenue growth and the benefit of
cost reductions delivered adjusted earnings of $0.53 per share

MANCHESTER, UK - (BUSINESS WIRE)- Luxfer Holdings PLC (NYSE: LXFR), a global manufacturer of highly-engineered advanced materials, today announced financial results for its third quarter, which ended September 30, 2018. To access a PDF of the completed report for the third quarter of 2018, click here.

•	Consolidated revenue for the third quarter of 2018 increased 12 percent to $129.1 million from $115.2 million for the third quarter of 2017.

•
Elektron Segment revenue increased 11 percent on continued strong growth in the company’s proprietary SoluMag® alloy and higher shipments of zirconium-based catalysts, partially offset by lower shipments of disaster relief products.

•	Gas Cylinder Segment revenue increased 13 percent due to growth in alternate fuel systems and Superform products.

•	Gross profit margin for the third quarter increased to 26.9 percent from 25.6 percent from higher volumes, improved pricing and the favorable impact of cost reductions.

•	Adjusted EBITDA increased 38 percent to $23.1 million from $16.8 million.

•	Net income totaled $12.4 million, up from $4.7 million for the third quarter of 2017.

•	Adjusted net income was $14.7 million for the third quarter of 2018, a 96 percent increase from $7.5 million for the third quarter of 2017.

•	Unadjusted basic earnings per share were $0.46 for the third quarter of 2018 compared with $0.18 for the third quarter of 2017.

•	Adjusted diluted earnings per share advanced 89 percent to $0.53 from $0.28 for the third quarter of 2017.

•	Net cash flow before financing was $12.9 million for the third quarter of 2018, a 90 percent improvement over the prior year’s $6.8 million.

•	Net debt at the end of the third quarter of 2018 was $79.0 million, down from $101.4 million at the end of the third quarter of 2017.

“Double-digit organic growth, strong productivity and benefits from our simplification initiatives delivered financial performance above expectations,” stated Luxfer’s Chief Executive Officer Alok Maskara. “We are pleased with the improving trends in our Gas Cylinders segment, including the turnaround momentum in Superform. In Elektron, share recovery continues in our zirconium chemicals business which posted its second consecutive quarter of double-digit growth. We remain confident in our goal of achieving $20 million in net cost savings by 2021, as we implement Lean operational excellence to improve profitability and cash conversion.”

For the year to-date, 2018 revenue increased 16 percent to $377.0 million from $325.2 million for the same period in 2017. Net income was $31.6 million, or $1.19 per share, up from $13.8 million, or $0.52 per share for the corresponding period a year ago. Adjusted diluted earnings for the first nine months of 2018 were $1.36 per share, an increase of 70 percent from $0.80 last year.

Outlook
Based on the company’s financial performance for the year to-date, management expects 2018 full-year adjusted earnings to be approximately $1.65 per fully diluted shares. The outlook for the remainder of the year contemplates continued business momentum as well as recognizing fourth-quarter seasonality, a reduction in hurricane-related sales and planned higher expenses related to simplification and productivity projects.

Mr. Maskara commented, “Given Luxfer’s performance to-date, we expect to accelerate some investments before year-end for simplification and productivity initiatives. We have a great deal of opportunity to enhance shareholder value, as demonstrated in 2018, and will continue to execute on our strategic plan as we progress through 2019 and beyond.”

Transition to Domestic Issuer
The company announced that starting January 1, 2019, it will comply with U.S. SEC domestic issuer requirements and will no longer maintain Foreign Private Issuer status. To assist investors in understanding the impact of this change, which will include converting financial results to U.S. Generally Accepted Accounting Principles (GAAP) reporting, the company is providing supplemental financial information in U.S. GAAP with this release. The company expects to issue a more comprehensive set of historical financial data in early 2019.
Conference Call Information
Luxfer has scheduled a conference call at 8:30 a.m. U.S. Eastern Time on Thursday, November 1, 2018, on which management will provide a review of the company’s results for the third quarter. U.S. participants may access the conference call by telephoning 877-341-8545. U.K. participants may call 08000288438. Participants from other countries may call +1-908-982-4601. The participant conference ID code is 1282019. The following link to access slides related to the conference call: https://event.webcasts.com/starthere.jsp?ei=1177974&tp_key=86891c011b
A recording of the conference call will be available for replay two hours after the completion of the call and will remain accessible until the next quarterly report is released. To hear the recording, call 800-585-8367 in the U.S., 08009172646 in the U.K. and +1-404-537-3406 in other countries. Enter conference ID code 1282019 when prompted. Slides used in the presentation and a recording of the call will also be available in the investor relations section of the Luxfer website at www.luxfer.com.
Non-GAAP Financial Measures
This release refers to non-GAAP financial measures including “adjusted gross profit,” “adjusted engineering, selling, general, and administrative expenses,” “adjusted segment income (loss),” “adjusted net income (loss),” and “adjusted diluted earnings (loss) per share.” Refer to the accompanying financial schedules for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to certain GAAP financial measures.
Forward-Looking Statement
This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission on March 19, 2018. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

About Luxfer Holdings PLC (“Luxfer”)
Luxfer is a global manufacturer of highly-engineered advanced materials, which focuses on value creation by using its broad array of technical knowhow and proprietary technologies. Luxfer’s high-performance materials, components, and high-pressure gas containment devices are used in defense and emergency response, healthcare, transportation, and general industrial settings. For more information, visit www.luxfer.com.

Luxfer is listed on the New York Stock Exchange and its ordinary shares trade under the symbol LXFR.

Investor Contact:
Douglas A. Fox, CFA
Director, Investor Relations

Cassandra Stanford
Communications Specialist

+1 951-341-2375
Investor.relations@luxfer.com